ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/eh
Date 05/07/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Lawrence Churchill to step down as CEO of UK, Ireland and International Life" dated May 6, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

pp E. Hellst

Andres Christen

5/11

Enclosure

Media Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Lawrence Churchill to step down as CEO of UK, Ireland and International Life

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, May 6, 2004 - Zurich Financial Services (Zurich) announced today that, after a brief transition period, Lawrence Churchill will step down as Chief Executive Officer of UK, Ireland and International Life.

Until the appointment of a successor, Paul van de Geijn, CEO Global Life Insurance Businesses, will oversee these Life operations.

Paul van de Geijn said: "I thank Lawrence for his leadership at an important juncture in the turnaround of the Life business and wish him well in his personal and professional future."

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN